Exhibit 99.1

MARKIT LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

		Three months March 31, 2015	Three months March 31, 2014[1]
	Note	$’m	$’m
Revenue	5	271.5	259.4

Operating expenses	6	(146.8)	(142.7)
Exceptional items	7	(1.4)	(11.1)
Acquisition related items	8	-	(2.8)
Amortisation – acquisition related	13	(14.4)	(14.2)
Depreciation and amortisation – other	12,13	(24.9)	(23.3)
Share based compensation and related items	9	(9.9)	(3.0)
Other gains/(losses) – net		7.9	(2.5)

Operating profit		82.0	59.8

Finance costs – net		(4.1)	(4.4)
Share of results from joint venture		(2.6)	-

Profit before income tax		75.3	55.4

Income tax expense	10	(20.8)	(15.6)

Profit for the period		54.5	39.8

Profit attributable to:
Owners of the parent		54.8	39.8
Non-controlling interests		(0.3)	-

		54.5	39.8

		$	$
Earnings per share, basic	11	0.30	0.23
Earnings per share, diluted	11	0.29	0.22

There were no discontinued operations for either period presented.

The notes on pages 6 to 17 form part of the consolidated interim financial information.

1 Restated to reflect the share split (see note 11).

MARKIT LTD.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended March 31, 2015	Three months ended March 31, 2014
	$’m	$’m
Profit for the period	54.5	39.8
Items that may be subsequently reclassified to profit or loss:
Cash flow hedges:
- Fair value gains arising during the period	5.0	0.8
- Transfers to other gains/(losses) – net	2.5	(1.5)
- Deferred tax charge	(1.5)	-
Currency translation differences	(36.9)	6.0

Other comprehensive (loss)/income for the period, net of tax	(30.9)	5.3

Total comprehensive income for the period	23.6	45.1

Attributable to:
Owners of the parent	23.9	45.1
Non-controlling interests	(0.3)	-

Total comprehensive income for the period	23.6	45.1

The notes on pages 6 to 17 form part of the consolidated interim financial information.

MARKIT LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	Notes	March 31, 2015 $’m	December 31, 2014 $’m
Assets
Non-current assets
Property, plant and equipment	12	55.2	56.5
Intangible assets	13	2,784.6	2,823.3
Deferred income tax assets		4.4	4.2
Derivative financial instruments		0.6	0.9
Investment in joint venture		2.8	1.1

Total non-current assets		2,847.6	2,886.0

Current assets
Trade and other receivables		274.8	288.8
Derivative financial instruments		13.4	7.1
Current income tax receivables		0.5	0.4
Cash and cash equivalents		84.4	117.7

Total current assets		373.1	414.0

Total assets		3,220.7	3,300.0

Equity
Capital and reserves
Common shares	14	1.9	1.8
Share premium	14	529.9	456.8
Other reserves		(106.1)	(75.2)
Retained earnings		1,923.9	1,850.6

Equity attributable to owners of the parent		2,349.6	2,234.0
Non-controlling interest		36.3	36.6

Total equity		2,385.9	2,270.6

Liabilities
Non-current liabilities
Borrowings	15	226.0	349.2
Trade and other payables		143.4	143.1
Derivative financial instruments		-	0.6
Deferred income tax liabilities		30.9	30.2

Total non-current liabilities		400.3	523.1

Current liabilities
Borrowings	15	86.4	86.4
Trade and other payables		141.4	203.7
Deferred income		187.0	194.2
Current income tax liabilities		18.5	19.7
Derivative financial instruments		1.2	2.3

Total current liabilities		434.5	506.3

Total liabilities		834.8	1,029.4

Total equity and liabilities		3,220.7	3,300.0

The notes on pages 6 to 17 form part of the consolidated interim financial information.

MARKIT LTD.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

		Equity attributable to holders of the Company					Non- controlling interest	Total equity
	Notes	Share capital	Share premium	Other reserves	Retained earnings	Total
		$’m	$’m	$’m	$’m	$’m	$’m	$’m
Balance at January 1, 2015		1.8	456.8	(75.2)	1,850.6	2,234.0	36.6	2,270.6
Profit for the period		-	-	-	54.8	54.8	(0.3)	54.5
Other comprehensive income for the period, net of income tax		-	-	(30.9)	-	(30.9)	-	(30.9)

Total comprehensive income for the period		-	-	(30.9)	54.8	23.9	(0.3)	23.6

Share based compensation	9	-	-	-	9.1	9.1	-	9.1
Tax on items recognised directly in equity		-	-	-	9.4	9.4	-	9.4
New share capital	14	0.1	73.1	-	-	73.2	-	73.2

Total contributions by and distributions to owners		0.1	73.1	-	18.5	91.7	-	91.7

Balance at March 31, 2015		1.9	529.9	(106.1)	1,923.9	2,349.6	36.3	2,385.9

		Equity attributable to holders of the Company
	Notes	Share capital	Share premium	Other reserves	Retained earnings	Total equity
		$’m	$’m	$’m	$’m	$’m
Balance at January 1, 2014		0.2	372.9	19.5	1,663.3	2,055.9
Profit for the period		-	-	-	39.8	39.8
Other comprehensive income for the period, net of income tax		-	-	5.3	-	5.3

Total comprehensive income for the period		-	-	5.3	39.8	45.1

Share based compensation		-	-	-	9.3	9.3
Tax on items recognised directly in equity		-	-	-	0.6	0.6
New share capital		-	1.4	-	-	1.4

Total contributions by and distributions to owners of the parent		-	1.4	-	9.9	11.3

Balance at March 31, 2014		0.2	374.3	24.8	1,713.0	2,112.3

The notes on pages 6 to 17 form part of the consolidated interim financial information.

MARKIT LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		Three months ended March 31, 2015	Three months ended March 31, 2014
	Notes	$’m	$’m
Profit before income tax		75.3	55.4
Adjustment for:
Amortisation – acquisition related	13	14.4	14.2
Depreciation and amortisation - other	12, 13	24.9	23.3
Fair value gains on derivative financial instruments		(0.1)	(0.6)
Share based compensation	9	9.1	9.3
Finance costs - net		4.1	4.4
Share of results from joint venture		2.6	-
Foreign exchange (gains)/losses and other non-cash charges in operating activities		(0.9)	3.0
Changes in working capital:
Decrease/(increase) in trade and other receivables		2.5	(7.5)
Decrease in trade and other payables		(56.3)	(49.1)

Cash generated from operations		75.6	52.4

Cash flows from operating activities
Cash generated from operations		75.6	52.4
Interest paid		(1.6)	(2.0)
Income tax paid		(13.1)	(9.0)

Net cash generated from operating activities		60.9	41.4

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		-	(85.9)
Purchases of property, plant and equipment		(5.8)	(6.6)
Purchases of intangible assets		(34.1)	(27.5)
Investment in joint venture		(7.6)	-
Interest received		-	0.1

Net cash used in investing activities		(47.5)	(119.9)

Cash flows from financing activities
Proceeds from issuance of common shares	14	79.9	1.4
Share buy back	15	(22.0)	(26.3)
Proceeds from borrowings	15	-	100.0
Repayments of borrowings	15	(103.0)	(30.0)
Prepaid facility fees		-	(3.9)

Net cash (used in)/generated from financing activities		(45.1)	41.2

Net decrease in cash and cash equivalents		(31.7)	(37.3)

Cash and cash equivalents at beginning of period		117.7	75.3
Net decrease in cash and cash equivalents		(31.7)	(37.3)
Exchange losses on cash and cash equivalents		(1.6)	-

Cash and cash equivalents at end of period		84.4	38.0

The notes on pages 6 to 17 form part of the consolidated interim financial information.

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

1.	General information

Markit Ltd. (the “Company”) is an exempted company incorporated in Bermuda. The Company’s principal executive offices are located at 4th Floor, Ropemaker Place, 25 Ropemaker Street, London, England, EC2Y 9LY. The Company maintains a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The consolidated interim financial information (hereafter “financial information”) comprises the results of the Company and its subsidiaries (hereafter the “Group”).

The Company became the parent of the Group as a result of reorganisation transactions which were completed prior to the initial public offering of the shares of the Company. The Company historically conducted its business through Markit Group Holdings Limited (“MGHL”).

The financial period represents the three months ended March 31, 2015, with the prior period representing the three months ended March 31, 2014.

The financial statements were authorised for issue by the Company’s Board of Directors on May 7, 2015.

2.	Basis of preparation

The financial information for the three months ended March 31, 2015 has been prepared in accordance with IAS 34, “Interim financial reporting”.

The financial information does not amount to full financial statements and does not include all of the information and disclosures required for full annual financial statements. It should be read in conjunction with the consolidated annual financial statements of the Group for the year ended 31 December, 2014 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

3.	Accounting policies

The accounting policies applied by the Group are consistent with those of the year ended December 31, 2014. No changes to accounting standards have come into force that have an impact on the Group, except as explained below.

New standards and interpretations not yet adopted

IFRS 9, ‘Financial Instruments’. IFRS 9 replaces the guidance in IAS 39 ‘Financial Instruments: Recognition and measurement’. The standard includes requirements on the classification and measurement of financial assets and liabilities. It also includes an expected credit losses model that replaces the incurred loss impairment model used today. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The new standard is effective January 1, 2018. The Group is yet to assess IFRS 9’s full impact.

IFRS 15, ‘Revenue from contracts with customers’. IFRS 15 replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction Contracts’ and their related interpretations. The standard sets out the requirements for recognising revenue that apply to all contracts with customers (except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments). The standard will be effective for the financial reporting period commencing on or after January 1, 2017. The Group is yet to assess IFRS 15’s full impact.

Critical accounting estimates and assumptions

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2014.

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

4.	Financial risk management

4.1	Financial risk factors

The Group’s operations expose it to a variety of financial risks: market risk (including foreign exchange risk, market price risk, and cash flow and fair value interest rate risk), credit risk and liquidity risk.

The financial information does not include all financial risk management information and disclosures required in annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2014.

There have been no changes in any risk management policies.

4.2	Fair value estimation

Except for foreign currency derivatives and contingent consideration in respect of past acquisitions, the Group holds no financial instruments carried at fair value. The Group uses the following hierarchy for determining and disclosing the fair value of these financial instruments:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); or

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

Foreign currency derivatives are valued using quoted prices in an active market for identical assets or liabilities (level 1). The fair value of the contingent consideration is based on the Group’s estimates (level 3), the inputs for which are not based on observable market data (that is, unobservable inputs). The movement in contingent consideration is shown in note 4.3.

The table below presents the Group’s assets and liabilities that are measured at fair value at March 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets	$’m	$’m	$’m	$’m
Derivatives used for hedging	14.0	-	-	14.0

	14.0	-	-	14.0

Liabilities
Contingent consideration	-	-	50.7	50.7
Derivatives used for hedging	1.2	-	-	1.2

	1.2	-	50.7	51.9

The table below presents the Group’s assets and liabilities that are measured at fair value at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets	$’m	$’m	$’m	$’m
Derivatives used for hedging	8.0	-	-	8.0

	8.0	-	-	8.0

Liabilities
Contingent consideration	-	-	50.7	50.7
Derivatives used for hedging	2.9	-	-	2.9

	2.9	-	50.7	53.6

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

4.3 Fair value measurements using significant unobservable inputs (level 3)

	Three months ended March 31, 2015	Three months ended March 31, 2014
	$’m	$’m
Balance at January 1	50.7	33.6
Contingent consideration:
- Recognised on acquisition of thinkFolio	-	2.8
- Unwind of discount - recognised within finance costs	0.3	0.2
- Settlement	(0.3)	(0.6)

Balance at March 31	50.7	36.0

The Group had liabilities measured using significant unobservable inputs as at March 31, 2015 of $50.7m (December 31, 2014: $50.7m) following the acquisitions of:

•

CTI – As at March 31, 2015, the Group held liabilities that comprise contingent consideration of $33.2m (December 31, 2014: $32.9). Contingent consideration is payable based on future revenue performance of the business to December 31, 2016 for which the full potential payout has been recognised.

•

thinkFolio – Contingent consideration is $nil (December 31, 2014: $nil) relating to the acquisition of thinkFolio Limited and its subsidiaries (“thinkFolio”) on January 13, 2014. Contingent consideration may be payable subject to the existing customer base of the company at acquisition being maintained until June 30, 2015.

•

LoanSERV – Contingent consideration is $11.8m (December 31, 2014: $11.7m) which is payable based on future revenue, of which a 5% change in forecast revenue would cause an increase of $0.5m in contingent consideration. As a result, there is not expected to be any significant change in estimate based on a change in key assumptions.

•

Securities Hub – Contingent consideration relating to the 2009 acquisition of $5.7m (December 31, 2014: $6.1m) reflects future discounts against an annual subscription to the Securities Hub service together with a capped revenue share agreement payable as new customers are signed up to the service.

The Group’s policy is to recognise transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. There have been no transfers between levels in the period.

There were no changes in valuation techniques during the period.

4.4	Group’s valuation process

The Group’s finance department performs the valuations of financial assets and liabilities required for financial reporting purposes, including level 3 fair values. These valuations are reviewed by the Group Finance Director.

At each reporting period the Group revalues its contingent consideration payment obligations relating to past business acquisitions. The main level 3 inputs in calculating these fair values are business performance of acquirees and discount rates. The actual performance of relevant acquirees is discounted to its present value at a discount rate which is dependent on a market participant cost of debt. The resultant present values form the bases of the contingent consideration due. Changes in fair values are analysed at each reporting date by the business.

The Group’s only derivatives are forward foreign exchange contracts. These contracts are initially recognised at fair value, which is equal to the contract value based on the forward rate at the time of entering into the contract. Subsequently, each contract is revalued to its fair value on a monthly basis, based on the difference between the spot rate and the forward rate. These valuations are provided by the respective hedge counterparties, which are large financial institutions.

The fair values of all financial assets and liabilities held at amortised cost were not materially different from their carrying values.

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

5.	Segment information

Operating segment information

The Chief Executive Officer (“CEO”) is the Group’s chief operating decision-maker. Management has determined the operating segments based on the information received by the CEO for the purposes of allocating resources and assessing performance.

The CEO considers the performance of the business primarily from the perspective of groups of similar products.

The CEO assesses the performance of the operating segments based on Adjusted EBITDA, a measure of earnings before income taxes, net finance costs, depreciation and amortisation on fixed assets and intangible assets (including acquisition related intangible assets), acquisition related items, exceptional items, share based compensation and related items, other gains/(losses) – net, including share of Adjusted EBITDA attributable to joint ventures and excluding Adjusted EBITDA attributable to non-controlling interests.

This measure excludes the effects of charges or income from the operating segments such as restructuring costs, legal expenses and goodwill impairments when those items result from an isolated event. The measure also excludes the effects of equity-settled share based payments and foreign exchange gains / losses.

Finance costs are not allocated to segments as this type of activity is driven by Group Treasury which manages the financing position of the Group.

Central costs are allocated to segments based on various metrics, including revenue, EBITDA and headcount, reflecting the nature of the costs incurred.

The Group’s operating segments are as follows:

Information: The Group’s Information division provides enriched content comprising pricing and reference data, indices and valuation and trading services across multiple asset classes and geographies through both direct and third-party distribution channels. The Group’s Information division products and services are used for independent valuations, research, trading, and liquidity and risk assessments. These products and services help the Group’s customers price instruments, comply with relevant regulatory reporting and risk management requirements, and analyse financial markets.

Processing: The Group’s Processing division offers trade processing solutions globally for over-the-counter (“OTC”) derivatives, foreign exchange (“FX”) and syndicated loans, including connectivity, infrastructure and post-trade support. The division enables buy-side and sell-side firms to confirm transactions rapidly, which increases efficiency by optimising post-trade workflow, reducing risk and complying with reporting regulations. The Group’s Processing division sells products and offers services directly and via third parties, and its most significant offerings are the Group’s derivatives processing platform and its loans processing platform.

Solutions: The Group’s Solutions division provides configurable enterprise software platforms, managed services and hosted custom web solutions. The Group’s offerings, which are targeted at a broad range of financial services industry participants, help its customers capture, organize, process, display and analyse information, manage risk and meet regulatory requirements.

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

	Three months ended March 31, 2015	Three months ended March 31, 2014
	$’m	$’m
Revenue
- Information	120.6	117.7
- Processing	67.4	72.2
- Solutions	83.5	69.5

Total	271.5	259.4

Adjusted EBITDA[1]
- Information	58.2	55.2
- Processing	35.4	39.2
- Solutions	27.8	22.3
- Non-controlling interests	(0.7)	-

Total Adjusted EBITDA[1]	120.7	116.7
Reconciliation to the consolidated income statement:
- Exceptional items	(1.4)	(11.1)
- Acquisition related items	-	(2.8)
- Amortisation - acquisition related	(14.4)	(14.2)
- Depreciation and amortisation - other	(24.9)	(23.3)
- Share based compensation and related items	(9.9)	(3.0)
- Other gains/(losses) - net	7.9	(2.5)
- Finance costs - net	(4.1)	(4.4)
- Non-controlling interests	0.7	-
- Share of results from joint venture not attributable to Adjusted EBITDA	0.7	-

Profit before income tax	75.3	55.4

[1]

Adjusted EBITDA is defined as profit for the period from continuing operations before income taxes, net finance costs, depreciation and amortisation on fixed assets and intangible assets (including acquisition related intangible assets), acquisition related items, exceptional items, share based compensation and related items, net other gains or losses, including Adjusted EBITDA attributable to joint ventures and excluding Adjusted EBITDA attributable to non-controlling interests.

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

Geographical segment information

	Three months ended March 31, 2015	Three months ended March 31, 2014
	$’m	$’m
Revenue - by geography
- United States of America	136.3	123.5
- European Union	106.4	106.1
- Other	28.8	29.8

	271.5	259.4

	March 31, 2015	December 31, 2014
	$’m	$’m
Non-current assets - by geography
- United States of America	1,075.6	1,080.8
- European Union	1,733.8	1,766.6
- Other	33.8	34.4

	2,843.2	2,881.8

Deferred income tax assets	4.4	4.2

Total non-current assets	2,847.6	2,886.0

No individual customer accounts for more than 10% of Group revenue.

6.	Operating expenses

	Three months ended March 31, 2015	Three months ended March 31, 2014
	$’m	$’m
Personnel costs	91.9	89.1
Operating lease payments	4.2	3.8
Technology costs	22.6	23.2
Subcontractors and professional fees	10.5	10.5
Other expenses	17.6	16.1

Operating expenses	146.8	142.7

The operating expenses above exclude exceptional items (see note 7), acquisition related items (see note 8), other gains/(losses) – net, share based compensation and related items (see note 9), depreciation on property, plant and equipment (see note 12) and amortisation of intangible assets (see note 13).

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

7.	Exceptional items

	Three months ended March 31, 2015	Three months ended March 31, 2014
	$’m	$’m
Exceptional items:
- Legal advisory costs	1.4	1.1
- IPO preparation and execution costs	-	3.7
- Accelerated share based compensation charges	-	6.3

Exceptional items	1.4	11.1

Legal advisory costs are associated with ongoing antitrust investigations by both the US Department of Justice and the European Commission and the associated consolidated class action lawsuit relating to the credit derivatives and related markets. These costs have been classified as exceptional due to the complexity and individual nature of these related cases along with the size of the costs being incurred. These costs represent an industry wide issue and are consequently not considered part of the normal course of business of Markit Ltd. (the “Company” and its subsidiaries (hereafter the “Group”)).

IPO preparation and execution costs consist of legal and professional fees associated with the Company’s initial public offering. These costs are one off in nature and not considered part of the Group’s normal course of business.

In the first quarter of 2014, based on management’s expectation of completion of an IPO, the Group incurred a non-recurring charge for the accelerated vesting of options granted prior to August 2013. The accelerated share based compensation charge reflects the impact of the IPO process.

8.	Acquisition related items

Acquisition costs primarily relate to legal and tax advisory costs attributable to completed acquisitions.

Remuneration on acquisition relates to amounts paid into escrow and payable to a number of the vendors of thinkFolio dependent on future performance and the employment of key staff within the Group. This is charged over the life of the retention period as an acquisition related expense.

	Three months ended March 31, 2015	Three months ended March 31, 2014
	$’m	$’m
Acquisition related:
- Acquisition costs	-	1.0
- Remuneration on acquisition	-	1.8

Acquisition related items	-	2.8

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

9.	Share based compensation and related items

	Three months ended March 31, 2015	Three months ended March 31, 2014
	$’m	$’m
Share based compensation	9.1	3.0
Change in fair value of liability of social security costs on employee equity instruments	0.8	-

Share based compensation and related items	9.9	3.0

10.	Income tax expense

Income tax expense is recognised based on management’s estimate of the annual income tax expected for the period. The weighted estimated average annual tax rate used for the three months ended March 31, 2015 is 27.6% (three months ended March 31, 2014: 28.2%).

11.	Earnings per share

Earnings per share, basic is calculated by dividing the net income attributable to owners of the Company by the weighted average number of common shares issued and outstanding during the year. In June 2014, the Company completed a corporate reorganisation, a reclassification of its share classes and a share split at a ratio of 10:1. Following these transactions, historical financial information has been restated to the corresponding weighted number of shares to reflect the share split.

		Three months ended March 31, 2015	Three months ended March 31, 2014
Profit attributable to owners of the Company	$’m	54.8	39.8
Weighted average number of common shares issued and outstanding, basic		183,259,470	176,728,360

Earnings per share, basic	$’s	0.30	0.23

Earnings per share, diluted is calculated by adjusting the weighted average number of common shares issued and outstanding to assume conversion of all dilutive potential common shares. The Company has three categories of dilutive potential common shares that adjust the weighted average shares, namely options, restricted shares and restricted share units. A calculation is done to determine the number of common shares that could have been acquired at fair value (determined as the average market share price of the Company’s issued and outstanding common shares for the year) based on the monetary value of the subscription rights attached to the options, restricted shares and restricted share units. The number of common shares calculated above is compared with the number of common shares that would have been issued and outstanding assuming the exercise of options and the vesting of restricted shares.

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

		Three months ended March 31, 2015	Three months ended March 31, 2014
Profit attributable to owners of the Company	$’m	54.8	39.8
Weighted average number of common shares issued and outstanding, basic		183,259,470	176,728,360

Adjustments for:
Share based payments
- Options		7,275,071	1,466,780
- Restricted shares		1,101,911	524,250
- Restricted share units		17,068	-

Weighted number of common shares issued and outstanding, diluted		191,653,520	178,719,390

Earnings per share, diluted	$’s	0.29	0.22

12.	Property, plant and equipment

	March 31, 2015	March 31, 2014
	$’m	$’m
COST
Balance at start of the period	169.5	152.9
Acquisitions	-	0.1
Additions	5.8	6.6
Disposals	(0.1)	-
Effect of movements in exchange rates	(3.3)	0.2

Balance at end of the period	171.9	159.8

ACCUMULATED DEPRECIATION
Balance at start of the period	113.0	90.6
Depreciation for the period	6.6	6.3
Disposals	(0.1)	-
Effect of movements in exchange rates	(2.8)	0.1

Balance at end of the period	116.7	97.0

NET BOOK VALUE
Balance at start of the period	56.5	62.3

Balance at end of the period	55.2	62.8

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

13.	Intangible assets

Three months ended March 31, 2015

	Goodwill	Acquired intangibles - Customer relationships	Acquired intangibles - Other	Internally developed intangibles	Other intangible assets	Total
	$’m	$’m	$’m	$’m	$’m	$’m
COST
Balance at December 31, 2014	2,331.9	492.0	183.8	334.2	97.9	3,439.8
Additions	-	-	-	21.4	1.5	22.9
Disposals	-	-	-	(0.5)	-	(0.5)
Effects of movements in exchange rates	(17.7)	(8.1)	(3.3)	(5.3)	(0.9)	(35.3)

Balance at March 31, 2015	2,314.2	483.9	180.5	349.8	98.5	3,426.9

ACCUMULATED AMORTISATION AND IMPAIRMENT
Balance at December 31, 2014	120.6	148.6	73.9	197.5	75.9	616.5
Amortisation	-	9.7	4.7	15.5	2.5	32.4
Disposals	-	-	-	(0.2)	-	(0.2)
Effects of movements in exchange rates	-	(2.0)	(0.8)	(2.6)	(1.0)	(6.4)

Balance at March 31, 2015	120.6	156.3	77.8	210.2	77.4	642.3

NET BOOK VALUE
Balance at December 31, 2014	2,211.3	343.4	109.9	136.7	22.0	2,823.3

Balance at March 31, 2015	2,193.6	327.6	102.7	139.6	21.1	2,784.6

Three months ended March 31, 2014

	Goodwill	Acquired intangibles - Customer relationships	Acquired intangibles - Other	Internally developed intangibles	Other intangible assets	Total
	$’m	$’m	$’m	$’m	$’m	$’m
COST
Balance at December 31, 2013	2,220.0	464.0	148.8	257.3	132.4	3,222.5
Acquisitions	57.8	27.9	15.5	-	-	101.2
Additions	-	-	-	22.5	4.5	27.0
Effects of movements in exchange rates	3.2	1.4	0.6	0.5	0.4	6.1

Balance at March 31, 2014	2,281.0	493.3	164.9	280.3	137.3	3,356.8

ACCUMULATED AMORTISATION AND IMPAIRMENT
Balance at December 31, 2013	88.7	111.4	56.6	140.7	107.3	504.7
Amortisation	-	9.8	4.4	14.4	2.6	31.2
Effects of movements in exchange rates	-	0.1	0.1	0.2	0.4	0.8

Balance at March 31, 2014	88.7	121.3	61.1	155.3	110.3	536.7

NET BOOK VALUE
Balance at December 31, 2013	2,131.3	352.6	92.2	116.6	25.1	2,717.8

Balance at March 31, 2014	2,192.3	372.0	103.8	125.0	27.0	2,820.1

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

14.	Share capital and premium

	Number of shares	Share capital	Share premium	Total
		$’m	$’m	$’m
Issued and fully paid
Balance at December 31, 2014	182,507,512	1.8	456.8	458.6
Options exercised and restricted shares awarded	5,538,089	0.1	73.1	73.2

Balance at March 31, 2015	188,045,601	1.9	529.9	531.8

15.	Borrowings

	March 31, 2015	December 31, 2014
	$’m	$’m
Non-current
Bank borrowings	121.7	224.5
Share buyback	104.3	124.7

	226.0	349.2

Current
Share buyback	86.4	86.4

	86.4	86.4

Total borrowings	312.4	435.6

	2015
Reconciliation of movement in borrowings	$’m
Balance at January 1, 2015	435.6
Repayments of bank borrowings	(103.0)
Repayments of other borrowings	(22.0)
Unwind of discount	1.8

Balance at March 31, 2015	312.4

a) Bank borrowings

The bank borrowings had an annual equivalent average interest rate for the period ended March 31, 2015 of 0.9% (year ended December 31, 2014: 1.0%).

b) Share buyback

In August 2012 the Group purchased 2,193,948 MGHL shares (pre-share split) for a consideration of $495.1m. The consideration is payable in quarterly instalments through to May 2017. The carrying value of the liability at March 31, 2015 amounted to $190.7m (December 31, 2014: $211.1m). The carrying value is calculated using cash flows discounted at a rate based on an average borrowing rate of 3.1%.

16.	Contingencies

The Group has contingent liabilities in respect of legal claims arising in the ordinary course of business. The Group is currently subject to a number of antitrust and competition-related claims and investigations, including investigations by the Antitrust Division of the U.S. Department of Justice (the “DoJ”) and the Directorate-General for Competition of the European Commission (the “EC”) as well as class action lawsuits in the United States.

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

These investigations and lawsuits involve multiple parties and complex claims that are subject to substantial uncertainties and unspecified penalties or damages. The Company reviews these matters in consultation with internal and external legal counsel to make a determination on a case-by-case basis whether a loss from each of these matters is probable, possible or remote.

The Group considers it remote that a liability will arise from the antitrust investigations by the DoJ. Whilst it is possible that remedies that may be sought by the DoJ may include changes in business practice or structure that could have an indirect financial impact on the Group, it is not expected that any such remedy would involve direct financial liability. The Group considers it possible that liabilities will arise from the EC investigation and the class action lawsuits in the United States. It is not considered practicable to estimate the financial effect of either the EC investigation, which remains ongoing, or the class actions, which are at an early stage.

Given this, the Group has recorded no provision for any of the three incidents of investigations or lawsuits described above.

The Group considers that it is remote that any material liabilities will arise from any other contingent liabilities.

17.	Related party transactions

Key management compensation

Key management personnel comprise all directors, executive and non-executive.

Key management were awarded 406,022 restricted shares (March 31, 2014: 443,700), and were not awarded options (March 31, 2014: nil) during the 3 months ended March 31, 2015.

There were no other material transactions or balances between the Group and its key management personnel or members of their close family.

18.	Subsequent events

In May 2015, the Company’s Board of Directors authorised the filing of a registration statement on Form F-1 that will permit a secondary offering (the “Offering”) of common shares by certain shareholders of the Company, subject to market conditions. In addition, the Company’s Board of Directors has authorised the repurchase of up to $500 million of common shares over the next two years, at the discretion of the Group’s management. The share repurchases will generally be funded using the Group’s existing cash, cash equivalents, and future cash flows, or through the incurrence of short or long term indebtedness. The program may be modified, suspended or terminated at any time without prior notice.

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